UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2026

 Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

IMA402 Data Release

On October 24, 2026, the Company announced updated clinical trial data from its ongoing phase 1b study with IMA402 PRAME TCR bispecific (TCER®) in a heavily pretreated patient population with a median of three prior lines of therapy.

Patient Population. As of the June 1, 2026 data cutoff, 126 heavily pretreated patients across multiple tumor types, primarily melanoma and ovarian cancer, received at least one infusion of IMA402 during the dose escalation or dose expansion part of the ongoing trial (NCT05958121). Patients had received a median of three prior lines of systemic treatment (range: 0 – 7), had a median target lesion sum of diameter of 7.4 cm (range: 1.2 – 39.8) and had a median of four tumor lesions (range: 1 – 15). The efficacy population included 40 patients treated within the recommended Phase 2 dose (RP2D) range of 10 to 45 mg across varying levels of PRAME expression. Within this population, 31 patients exhibited high PRAME expression levels (PRAME-high)1 in their tumors. Of these, all patients with PRAME-high melanoma had received prior systemic treatment with immune checkpoint inhibitors (“ICI”), with a median of 2 prior ICI-regimens and all patients with PRAME-high ovarian cancer were previously treated with platinum-based chemotherapy. Of the 31 patients exhibiting high PRAME expression, 22 were melanoma patients, 20 of which received monotherapy and two received the combination of IMA402 and pembrolizumab.

Safety Data. IMA402 showed favorable tolerability across all doses. The most frequent treatment-related adverse events (“TRAEs”) were expected, transient lymphopenia and low-grade cytokine release syndrome (“CRS”), consistent with the mechanism of action. No cases of Immune Effector Cell-Associated Neurotoxicity Syndrome (“ICANS”) were reported. No IMA402-related Grade 5 events were reported. Tolerability was consistent across all evaluated doses, including the RP2D range, with no additive toxicity observed when combined with an ICI.

The following table shows TRAEs across all indications and dose levels:

1 Patients showed PRAME expression 3-fold higher than the PRAME qPCR threshold, based on an exploratory analysis in the efficacy population. More than 80% of patients with cut. melanoma are estimated to have PRAME-high expression based on Immatics and TCGA RNA seq data.

a TRAEs: All treatment-emergent adverse events at least possibly related to IMA402 with grade 1-2 occurring in at least 9 patients (incidence ≥7.1%), and all events with grade 3-5. One uncoded grade 1 AE (“spotting”) is not included. Abdominal pain incudes “Abdominal Pain” and "Abdominal Pain Upper”; Patients are counted only once per adverse event.

The following table shows TRAEs for IMA402 as monotherapy and IMA402 with pembrolizumab at all dose levels:

IMA402 Monotherapy (n=107)

Treatment-related AEs, n (%)[a]	All Grades	≥ Grade 3
Lymphopenia	46 (43)	36 (34)
Cytokine release syndrome	41 (38)	2 (2)
Arthralgia	35 (33)	2 (2)
Fatigue	29 (27)	0
ALT/AST increased	20 (19)	10 (9)
Pyrexia	17 (16)	0
Myalgia	16 (15)	1 (1)
Pruritus	16 (15)	0
Anemia	14 (13)	4 (4)
Rash	14 (13)	0
Gamma-glutamyltransferase increased	11 (10)	3 (3)
Nausea	10 (9)	1 (1)
Lipase increased	9 (8)	4 (4)
Abdominal pain	9 (8)	1 (1)
Diarrhea	8 (7)	0
Hypertension	4 (4)	3 (3)
Leukopenia	4 (4)	1 (1)
Vomiting	4 (4)	1 (1)
Neutropenia	2 (2)	2 (2)
Back pain	2 (2)	1 (1)
Blood creatinine increased	2 (2)	1 (1)
Pancreatitis	2 (2)	1 (1)
Stomatitis	2 (2)	1 (1)
Tumor pain	2 (2)	1 (1)
Urinary tract disorder	2 (2)	1 (1)
Acute kidney injury	1 (1)	1 (1)
Electrocardiogram abnormal	1 (1)	1 (1)
Herpes zoster	1 (1)	1 (1)
Immune-mediated arthritis	1 (1)	1 (1)
Liver function test increased	1 (1)	1 (1)
Tumour lysis syndrome	1 (1)	1 (1)

IMA402 + Pembrolizumab (n=19)[b]

Treatment-related AEs, n (%)[b]	All Grades	≥ Grade 3
Lymphopenia	10 (53)	8 (42)
Arthralgia	7 (37)	0
Cytokine release syndrome	5 (26)	0
Fatigue	3 (16)	1 (5)
ALT/AST increased	3 (16)	0
Anemia	3 (16)	0
Erythema	3 (16)	0
Arthropathy	2 (11)	0
Dry skin	2 (11)	0
Headache	2 (11)	0
Pruritus	2 (11)	0
Rash	2 (11)	0
Gamma-glutamyltransferase increased	1 (5)	1 (5)
Alopecia	1 (5)	0
Atrial fibrillation	1 (5)	0
Blood creatinine increased	1 (5)	0
Blood thyroid stimulating hormone decreased	1 (5)	0
Body temperature increased	1 (5)	0
Decreased appetite	1 (5)	0
Diarrhea	1 (5)	0
Dysgeusia	1 (5)	0
Herpes simplex reactivation	1 (5)	0
Hyponatraemia	1 (5)	0
Myalgia	1 (5)	0
Oedema	1 (5)	0
Oedema peripheral	1 (5)	0
Pyrexia	1 (5)	0
Thrombocytopenia	1 (5)	0
Tumour pain	1 (5)	0
Uveitis	1 (5)	0

a TRAEs: All treatment-emergent adverse events at least possibly related to IMA402 with grade 1-2 occurring in at least 8 patients for monotherapy (incidence ≥7%), and all events with grade 3-5. One uncoded grade 1 AE (“spotting”) is not included. Abdominal pain incudes “Abdominal Pain” and "Abdominal Pain Upper”; Patients are counted only once per adverse event. b Out of 19 patients treated with IMA402 + pembrolizumab, 3 have ongoing early step dosing and did not yet reach their target dose and 6 did not have the opportunity of at least 3 months of follow-up. Of the remaining 10 patients, 3 were treated with IMA402 below 10 mg, 2 were PRAME negative, and 1 had LDH >1.5x ULN. ALT, alanine aminotransferase; AST, aspartate aminotransferase.

The following table shows TRAEs for IMA402 as monotherapy with and without pembrolizumab for the efficacy population:

a TRAEs: All treatment-emergent adverse events at least possibly related to IMA402 with grade 1-2 occurring in at least 4 patients (incidence ≥10%), and all events with grade 3-5. One uncoded grade 1 AE (“spotting”) is not included. Patients are counted only once per adverse event.. ALT, alanine aminotransferase; AST, aspartate aminotransferase.

Anti-Tumor Activity and Durability. IMA402 showed promising anti-tumor activity as monotherapy (n=36) or in combination with an immune checkpoint inhibitor (n=4) in the efficacy population at RP2D range. Treatment with IMA402 demonstrated 10 confirmed responses resulting in an overall confirmed objective response rate (“cORR”) of 25% (10/40) and a disease control rate (DCR) of 63% (25/40). This includes one confirmed complete response in melanoma. The longest ongoing response exceeded 2 years. In the PRAME-high population, cORR was 32% (10/31) across all indications and 32% (7/22) in patients with melanoma. The PRAME-high melanoma population further showed a median duration of response (“mDOR”) of 12.5 months, with a median follow-up time (“mFU”) of 16.8 months. Median overall survival (“mOS”) was not reached (mFU 8.8 months), with 91% of patients alive at 1 year (versus 60% of patients treated below RP2D range), indicating promising overall survival data irrespective of best response. Among 6 patients with PRAME-high ovarian cancer, 3 confirmed responses were reported.

a Includes cutaneous melanoma and one patient with uveal melanoma. b Includes endometrial cancer (n=2), sqNSCLC (n=2), and synovial sarcoma (n=1); BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; DCR, disease control rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

BOR, best overall response; BL, baseline; cCR, confirmed complete response; cORR, confirmed objective response rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Next Development Steps

The promising clinical profile of IMA402 supports a development path across various solid tumors in earlier and later treatment lines. These include combination approaches with ICIs in melanoma and in gynecologic cancers as well as IMA402 in combination with the Company’s MAGEA4/8-directed bispecific, IMA401, in lung cancer with first data expected in 2027. Furthermore, the use of Immatics’ proprietary rapid, sensitive and reliable liquid biopsy-based PRAME testing enables precise patient selection and could support potential fast-to-market strategies, subject to regulatory approval, in PRAME-high melanoma and beyond.

Anzu-cel Poster Presentation

On October 23, 2026, additional exploratory analyses (data cutoff September 24, 2025) of anzu-cel (anzutresgene autoleucel, IMA203), presented in a poster (2128P) by Sapna Patel, M.D., demonstrated durable clinical benefit following a one-time treatment in a heavily pretreated population of patients with advanced melanoma. Durable clinical benefit was observed across patients with varied baseline clinical and treatment characteristics, with no single characteristic identified as a predictor of prolonged PFS. Exploratory analyses suggested that lower tumor burden, lower LDH, and a higher effector-to-target ratio may be associated with longer PFS. These findings further strengthen the clinical profile of anzu-cel, which is currently being evaluated in the Phase 3 SUPRAME trial in advanced melanoma.

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Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA, BLA and other regulatory filings, or the timing of commercial launches, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the potential benefits of product candidates, the Company’s focus on partnerships to advance its intended strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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In connection with the foregoing, the Company issued a press release, copy of which is attached hereto as Exhibit 99.1, made available presentations, copies of which are attached hereto as Exhibits 99.2 and 99.3, and made available an updated corporate presentation, a copy of which is attached hereto as Exhibit 99.4.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the exhibits hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 24, 2026
99.2	Initial Results With IMA402, a PRAME-Targeted T-cell Receptor (TCR)-based Bispecific T-cell Engager (TCER) in Advanced Solid Tumors
99.3	Response Durability with Anzutresgene Autoleucel (Anzu-cel), a PRAME-directed T-cell Receptor T-cell Therapy, in Advanced Melanoma
99.4	Corporate presentation dated October 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 26, 2026
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer